File No. 812

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Application For An Amended Order Pursuant To Sections 6(c), 12(d)(1)(J) and 57(c) of the Investment
Company Act of 1940 (“1940 Act”) granting exemptions from Sections 12(d)(1)(A) and (C), 18(a),
21(b), 57(a)(1) — (a)(3), and 61(a) of the 1940 Act; under Section 57(i) of the 1940 Act and Rule
17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Section
57(a)(4) of the 1940 Act, and under Section 12(h) of the Securities Exchange Act of 1934 (“Exchange
Act”) granting an exemption from Section 13(a) of the Exchange Act

TRIANGLE CAPITAL CORPORATION
TRIANGLE MEZZANINE FUND LLLP
NEW TRIANGLE GP, LLC (NC)
NEW TRIANGLE GP, LLC (DE)
TRIANGLE MEZZANINE FUND II LP

All Communications, Notices and Orders to:	Copies to:

Garland S. Tucker III and Steven C. Lilly	John A. Good, Esq.
Triangle Capital Corporation	Helen W. Brown, Esq.
3700 Glenwood Avenue, Suite 530	Bass, Berry & Sims PLC
Raleigh, NC 27612	100 Peabody Place, Suite 900
Telephone: (919) 719-4770	Memphis, Tennessee 38103
Telephone: (901) 543-5918

As filed with the Securities and Exchange Commission
On May 11, 2010

SIGNATURES

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:
Triangle Capital Corporation,
Triangle Mezzanine Fund LLLP
New Triangle GP, LLC
New Triangle GP, LLC
Triangle Mezzanine Fund II LP
   3700 Glenwood Avenue, Suite 530
   Raleigh, NC 27612

File No. 812-
Investment Company Act of 1940
: : : : : : : : : : : :	APPLICATION FOR AN AMENDED ORDER
PURSUANT TO SECTIONS 6(c), 12(d)(1)(J) AND
57(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING EXEMPTIONS FROM SECTIONS
12(d)(1)(A) AND (C), 18(a), 21(b), 57(a)(1) — (a)(3),
AND 61(a) OF THE 1940 ACT; UNDER SECTION
57(i) OF THE 1940 ACT AND RULE 17d-1 UNDER
THE 1940 ACT TO PERMIT CERTAIN JOINT
TRANSACTIONS OTHERWISE PROHIBITED BY
SECTION 57(a)(4) OF THE 1940 ACT, AND UNDER
SECTION 12(h) OF THE SECURITIES EXCHANGE
ACT OF 1934 GRANTING AN EXEMPTION FROM
SECTION 13(a) OF THE EXCHANGE ACT.

     Triangle Capital Corporation, a Maryland corporation (“Triangle”), Triangle Mezzanine Fund LLLP, a North Carolina limited liability limited partnership (“TMF”), New Triangle GP, LLC, a North Carolina limited liability company (“General Partner”), New Triangle GP, LLC, a Delaware limited liability company (“GP II”), and Triangle Mezzanine Fund II LP, a Delaware limited partnership (“SBIC II) (collectively, the “Applicants”), respectfully request an order (the “Amended Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 6(c), 12(d)(1)(J), 57(c), and 57(i) of the Investment Company Act of 1940 (“1940 Act”),1 and under Rule 17d-l thereunder, and under Section 12(h) of the Securities Exchange Act of 1934 (“Exchange Act”) granting an exemption from Section 13(a) of the Exchange Act. The Amended Order would amend an exemptive order issued by the Commission on October 14, 2008 (the “Prior Order”)2 that was granted pursuant to Sections 6(c), 12(d)(1)(J), 57(c), and 57(i) of the 1940 Act, and under Rule 17d-l thereunder, and under Section 12(h) of the Exchange Act.

[1]	Unless otherwise indicated, all section references herein are to the 1940 Act.

[2]	In the Matter of Triangle Capital Corporation, Investment Company Act Release Nos. 28383 (September 19, 2008) (notice) and 28437 (October 14, 2008) (order).

I. BACKGROUND AND SUMMARY OF APPLICATION
A. Request for Amended Order
     In this application (“Application”), the Applicants, respectfully request an order (the “Amended Order”) of the Commission pursuant to Sections 6(c), 12(d)(1)(J), 57(c), and 57(i) of the Investment Company Act of 1940 (“1940 Act”), and under Rule 17d-l thereunder, and under Section 12(h) of the Securities Exchange Act of 1934 (“Exchange Act”). The Amended Order would amend an exemptive order issued by the Commission on October 14, 2008 (the “Prior Order”)3 that was granted pursuant to Sections 6(c), 12(d)(1)(J), 57(c), and 57(i) of the 1940 Act, and under Rule 17d-l thereunder, and under Section 12(h) of the Exchange Act to Triangle, TMF and the General Partner. The Prior Order permits Triangle and TMF to operate effectively as one company, specifically allowing them to: (1) engage in certain transactions with each other; (2) invest in securities in which the other is or proposes to be an investor; (3) be subject to modified consolidated asset coverage requirements for senior securities issued by a business development company and its small business investment company subsidiary; and (4) file consolidated reports with the Commission.
     The Prior Order granted the above relief to transactions between Triangle and, at the time of the Prior Order, Triangle’s only wholly-owned small business investment company subsidiary, TMF. Subsequent to the Prior Order, Triangle has formed a new wholly-owned small business investment company subsidiary, SBIC II. The Applicants are requesting an amendment to the Prior Order to add SBIC II, GP II, as well as any future Subsidiaries of Triangle, all of whose equity securities are owned or will be owned directly or indirectly by Triangle and that are (or will be) consolidated by Triangle for financial reporting purposes (collectively, the “Subsidiaries,” and each a “Subsidiary”).
     In particular, the relief requested by this Application for an Amended Order would: (1) permit Triangle and any existing and future Subsidiary to engage in certain transaction that

[3]	In the Matter of Triangle Capital Corporation, Investment Company Act Release Nos. 28383 (September 19, 2008) (notice) and 28437 (October 14, 2008) (order).

would otherwise be permitted if Triangle and its Subsidiaries were one company and (2) permit Triangle, TMF, SBIC II, and to the extent that any of Triangle’s current or future Subsidiaries are (or will become) licensed by the Small Business Administration (“SBA”) to operate under the Small Business Investment Act of 1958 (“SBA Act”) as a small business investment company (“SBIC”) (collectively, the “SBIC Subsidiaries,” and each an “SBIC Subsidiary”), to adhere to modified asset coverage requirements under Section 61 of the 1940 Act.
     Triangle may in the future create wholly-owned Subsidiaries that may also be SBICs or in some cases may not be SBICs. TMF, SBIC II, any future Subsidiary of Triangle, including any SBIC Subsidiary, are collectively referred to in this Application as the “Subsidiaries.” Any future Subsidiary that relies on this order will do so only in accordance with the terms and conditions of the order.
     As discussed above, the Prior Order grants relief from Sections 12(d)(1)(A) and (C), 18(a), 21(b), 57(a)(1) — (a)(3), and 61(a) of the 1940 Act; under Section 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act and under Section 12(h) of the Exchange Act to Triangle and TMF, but the Prior Order did not specifically request relief for any future Triangle Subsidiaries. The Applicants are submitting this request to amend the Prior Order to request the same exemptive relief for SBIC II and any future Subsidiary that was granted under the Prior Order with respect to TMF.
     The terms and conditions of the Prior Order will continue to apply to Triangle, TMF and the General Partner. Any existing entities that currently intend to rely on the Amended Order have been named as Applicants, and any other existing or future entities that may rely on the Amended Order in the future would comply with its terms and conditions.
B. Comparability of Relief Sought to Prior Relief Granted by the Commission
     Applicants assert that the relief requested in this Application is identical to that granted in the Prior Order, except that this Application requests relief for SBIC II and any future Triangle Subsidiary.

     In preparing this Application with respect to transactions between the Applicants, Applicants have reviewed previous exemptive orders issued by the Commission granting exemptive relief similar to that requested herein, including relief with respect to possible future wholly-owned subsidiaries of the parent. See MCG Capital Corporation, et al., File No. 812-13428, order issued October 28, 2008 in Release IC-28474 (“MCG Capital”); Main Street Capital Corporation, et. al., File No. 812-13441, order issued in Release IC-28120, January 16, 2008 (“Main Street”); Hercules Technology Growth Capital, Inc. et al. File No 812-13238, order granted in Release No. IC-27776, April 5, 2007 (“Hercules”); Elk Associates Funding Corporation, et al., File No. 812-11420, order issued in Release IC-24121 (November 2, 1999) (“Elk Associates”); Berthel Growth & Income Trust, et al., File No. 812-10830, order issued in Release IC- 23864, June 8, 1999 (“Berthel”); and Allied Capital Corporation, et al., File No. 812-10870, order granted in Release No. IC-22941, December 16, 1997 (“Allied”).4
     In MCG, Main Street, Hercules, Elk Associates and Allied, a parent BDC with an SBIC subsidiary obtained substantially the same relief as requested in this application, including relief as to possible future wholly-owned subsidiaries of the parent. In MCG, Main Street and Hercules, the application includes both future wholly-owned subsidiaries of the parent and future subsidiaries that may operate as SBICs. In each case, the orders permit a parent BDC and its wholly-owned subsidiaries (some of which are SBICs) to engage in certain transactions that otherwise would be permitted if the BDC parent and its subsidiaries were one company and permits the parent BDC to adhere to modified asset coverage requirements.
     In addition, the relief requested in this Application is substantially similar to the relief granted by the Commission pursuant to the orders cited in the prior application relating to the Prior Order. Applicants have used the application filed in connection with the Prior Order as a model for this Application, making the same kinds of representations and agreeing to similar conditions, except that this Application includes Subsidiaries formed since the Prior Order and requests relief for future Subsidiaries.

[4]	In addition, the Commission is currently reviewing applications requesting similar relief, including relief as to possible future wholly-owned subsidiaries of the parent. See Fifth Street Finance Corp. et al., File No. 812-13698, filed with the Commission on September 9, 2009 (“Fifth Street”); Waterside Capital Corporation, et al., File No. 812-13705 filed with the Commission on September 9, 2009 (“Waterside”); and Rand Capital Corporation et al., File No. 812-13634, last amendment filed with the Commission on August 5, 2009 (“Rand”).

II. GENERAL DESCRIPTION OF APPLICANTS
     A. Triangle Capital Corporation
     Triangle Capital Corporation was organized under the General Corporation Law of the State of Maryland on October 10, 2006, for the purpose of operating as an internally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) within the meaning of Section 2(a)(48) of the 1940 Act.5 In addition, Triangle has elected to be treated for tax purposes as a regulated investment company (“RIC”) as defined under Subchapter M of the Internal Revenue Code of 1986, as amended (“Code”).
     Triangle first offered its common stock to the public (“IPO”) pursuant to an effective Registration Statement on Form N-2 on February 13, 2007. Triangle’s common stock is listed on the Nasdaq Global Market and trades under the ticker symbol “TCAP.”
     On February 21, 2007, through a series of transactions that occurred simultaneously with the closing of the IPO, Triangle acquired all of the equity interests in TMF and the General Partner, each of which now operates as a subsidiary of Triangle.
     Triangle operates as a specialty finance company that provides customized financing solutions to lower middle market companies that have annual revenues between $10.0 and $100.0 million. Triangle’s investment objective is to seek attractive returns by generating current income from debt investments and capital appreciation from equity related investments. Triangle’s investment philosophy is to partner with business owners, management teams and financial sponsors to provide flexible financing solutions to fund growth, changes of control, or other corporate events. Triangle invests primarily in senior and subordinated debt securities secured by first and second lien security interests in portfolio company assets, coupled with equity interests. Triangle’s investments generally range from $5.0 to $15.0 million per portfolio

[5]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

company. In certain situations, Triangle has partnered with other unaffiliated funds to provide larger financing commitments.
     Triangle’s board of directors (“Triangle Board”) consists of eight members, five of whom are not “interested persons” of Triangle within the meaning of Section 2(a)(19) of the 1940 Act (the “Non-Employee Directors”). Triangle is internally managed by its executive officers under the supervision of the Triangle Board. As a result, Triangle does not pay external investment advisory fees, but instead incurs operating costs associated with employing investment and portfolio management professionals.
     B. The Subsidiaries
     1. TMF
     TMF was organized as a limited liability limited partnership under the laws of the State of North Carolina on August 14, 2002 and received its license from the SBA on September 11, 2003 to operate as a small business investment company under the SBA Act. Due to TMF’s status as a licensed SBIC, we have the ability to issue, through TMF, debentures guaranteed by the SBA at favorable interest rates. Under the regulations applicable to SBIC funds, an SBIC can have outstanding debentures guaranteed by the SBA generally in an amount up to twice its regulatory capital, which effectively approximate the amount of its equity capital. Since the IPO, TMF has had the same investment objectives and strategies as Triangle, as summarized above.
     As a result of the IPO and other formation transactions, TMF failed to meet the requirements for exclusion from the definition of an investment company set forth in Section 3(c)(1) of the 1940 Act by reason of subparagraph (A) of Section 3(c)(1) of the 1940 Act. Accordingly, on February 5, 2007, TMF, as a co-registrant, filed its Registration Statement on Form N-5 with the Commission and on February 21, 2007, filed an election on Form N-54A to be regulated as a BDC under the 1940 Act.
     Triangle directly owns a 99.9% limited partnership interest in TMF. The General Partner, a wholly owned subsidiary of Triangle, owns a 0.1% general partnership interest in TMF. Therefore, TMF is functionally a 100% owned subsidiary of Triangle because Triangle and the General Partner own all of the equity and voting interest in TMF. TMF is consolidated with Triangle for financial reporting purposes.
     Notwithstanding its limited partnership structure, the Second Amended and Restated Agreement of Limited Partnership of TMF (“LP Agreement”), permits the appointment of a board of directors, which appointment is permitted by the North Carolina Revised Uniform Limited Partnership Act, with the authority to manage the business and affairs of TMF and take all action that the general partner could otherwise take except any action required by statute to be taken by the general partner of a North Carolina limited liability limited partnership. Consequently, pursuant to the LP Agreement, the equity owners of TMF have appointed a board of directors (“TMF Board”) consisting of five persons who are not “interested persons” of TMF within the meaning of Section 2(a)(19) of the 1940 Act and three persons who are “interested persons” of TMF. The members of the TMF Board are appointed each year by the equity owners of TMF (i.e., Triangle and the General Partner). Under the LP Agreement, the General Partner has irrevocably delegated the authority to manage the business and affairs of TMF to the TMF Board. The SBA has approved the LP Agreement and the members of the TMF Board pursuant to SBA regulations. We believe this structure is identical to that structure proposed in the SEC’s No-Action Letter issued to Federated Core Trust II, L.P (the “Federated Core letter”).6 In the case of TMF, the provision of the North Carolina Revised Uniform Limited Partnership Act permitting delegation of general partner authority to a board of directors is identical to the provisions in the Delaware Revised Uniform Limited Partnership Act cited in the Federated Core letter.
     2. SBIC II
     SBIC II was organized as a limited partnership under the laws of the state of Delaware on December 15, 2009, and received its license from the SBA on May 10, 2010 to operate as a small business investment company under the SBA Act. As an SBIC, SBIC II will be subject to the same regulatory scheme as TMF. Unlike TMF, SBIC II will not be registered under the 1940 Act based on the exclusion from the definition of investment company contained in Section 3(c)(7) of the 1940 Act.

[6]	See Federated Core Trust II, L.P., SEC No-Action Letter, pub. avail. February 6, 2002.

     Triangle directly owns a 99.9% limited partnership interest in SBIC II. GP II, a wholly owned subsidiary of Triangle, owns a 0.1% general partnership interest in SBIC II. Therefore, SBIC II is functionally a 100% owned subsidiary of Triangle because Triangle and GP II own all of the equity and voting interest in SBIC II. SBIC II is consolidated with Triangle for financial reporting purposes.
     3. Future SBIC Subsidiaries
     The American Recovery and Reinvestment Act of 2009 enacted in February 2009 (the “Stimulus Bill”) contains several provisions applicable to SBIC funds. One of the key SBIC-related provisions included in the Stimulus Bill increased the maximum amount of combined SBIC leverage (or SBIC leverage cap) to $225 million for affiliated SBIC funds. The prior maximum amount of SBIC leverage available to affiliated SBIC funds was approximately $137 million, as adjusted annually based upon changes in the Consumer Price Index. Due in part to the increase in the maximum amount of SBIC leverage available to affiliated SBIC funds, Triangle formed SBIC II and may form future SBIC Subsidiaries. In our view, the SBIC leverage, including the increased capacity, remains a strategic advantage due to its long-term, flexible structure and a low fixed cost. Since the increase in the SBIC leverage cap applies to affiliated SBIC funds, Triangle will allocate such increased borrowing capacity between TMF, SBIC II and any future SBIC Subsidiary.
     4. The General Partners
          (a) General Partner of TMF
     The General Partner was organized as a limited liability company under the laws of the state of North Carolina on November 1, 2007 and is a wholly owned subsidiary of Triangle. The General Partner is the sole general partner of TMF. Pursuant to the provisions of the LP Agreement, the General Partner has irrevocably delegated its authority to manage the business and affairs of TMF to the TMF Board.7 As a consequence, the General Partner’s only role is to perform certain ministerial functions that result from decisions made by the TMF Board; the

[7]	See Federated Core Trust II, L.P. (February 6, 2002).

General Partner is not able to prevent the TMF Board from acting independently. In addition, under the LP Agreement, the General Partner may not seek to amend the LP Agreement or take any substantive, non-ministerial action in the name of TMF without the prior approval of a majority of the TMF Board.
          (b) General Partner of SBIC II
     GP II was organized as a limited liability company under the laws of the state of Delaware on December 15, 2009 and is a wholly owned subsidiary of Triangle. GP II is the sole general partner of SBIC II and owns a 0.1% general partnership interest in SBIC II.
III. PROPOSED OPERATIONS AS ONE COMPANY
     A. Future Operations of Triangle and Triangle’s Subsidiaries.
     As currently contemplated by Applicants, the following types of transactions may arise in the future involving both Triangle and its Subsidiaries, including SBIC II.
     1. Triangle may from time to time make additional investments in one or more of the Subsidiaries either as contributions to capital, purchases of common stock, or loans. In the case of any SBIC Subsidiary, such investments might be made for the purpose of increasing any SBIC Subsidiaries regulatory capital to allow such SBIC Subsidiary to issue additional SBA guaranteed debentures or increasing the size of its “overline” limit for any one investment.
     2. One or more of the Subsidiaries may from time to time make distributions of profits and capital to Triangle in respect of Triangle’s investment in such Subsidiary, subject to the requirements of the SBA Act and regulations issued thereunder in any case involving any SBIC Subsidiary.
     3. One or more of the Subsidiaries might from time to time make loans or other advances to Triangle, subject in each case to the requirements of the SBA Act and regulations, as applicable. Such loans and advances might be made for the purpose of providing funds to Triangle with which to pay dividends to maintain its qualification as a RIC or to make investments for its own account or to pay operating expenses. As stated in the Prior Order for TMF, none of the Subsidiaries will purchase or otherwise acquire any of the common stock in Triangle.

     4. One or more of Triangle, TMF, SBIC II or any future Subsidiary might determine from time to time to invest in securities of the same issuer, simultaneously or sequentially, in the same or different securities of such issuer, and to purchase or sell such investments separately or jointly.
     5. One or more of Triangle, TMF, SBIC II or any future Subsidiary might from time to time purchase all or a portion of the portfolio investments held by the other in order to enhance the liquidity of the selling company or for other reasons, subject in each case to the requirements of the SBA and the regulations thereunder, as applicable.
     B. Exemptive Relief Requested from Section 12(d)(1).
     1. General. Section 12 of the 1940 Act applies to BDCs by virtue of Section 60 of the 1940 Act. Section 12(d)(1)(A) makes it unlawful for any registered investment company to purchase or otherwise acquire the securities of another investment company, except to the limited extent permitted by Sections 12(d)(1)(A)(i), (ii) and (iii). In addition, Section 12(d)(1)(C) makes it unlawful for any investment company to purchase or otherwise acquire any security issued by a registered closed-end investment company, if the acquiring company (and other affiliated investment companies) would own more than 10% of the voting stock of the closed-end company.
     2. Application of Section 12(d)(1) to Applicants. Unlike TMF, SBIC II will not be registered under the 1940 Act based on the exclusion from the definition of investment company contained in Section 3(c)(7) of the 1940 Act. However, Triangle may form future Subsidiaries that do not meet any such exemptions and therefore may be required to register under the 1940 Act. Triangle may make loans or advances to such Subsidiaries, which might be considered to be acquisitions of such Subsidiaries debt or equity securities. Rule 60a-1 under the 1940 Act exempts the acquisition by a BDC of the securities of an SBIC that is operated as a wholly-owned subsidiary of the BDC from Section 12(d)(1)(A) and (C) of the 1940 Act. Accordingly, since Triangle is a BDC and since TMF and SBIC II (and any future SBIC Subsidiary) is an SBIC operated as a wholly-owned subsidiary of Triangle, the transfer of assets from Triangle to the SBIC Subsidiaries is exempt from the provisions of Section 12(d)(1)(A) and (C) by virtue of Rule 60a-1.

     Rule 60a-1 does not, however, exempt from the provisions of Section 12(d)(1) certain upstream transactions by an SBIC subsidiary to its BDC parent, or transactions between TMF (as a BDC) and other Subsidiaries. The making of loans or advances by any Subsidiary to Triangle might be deemed to violate Section 12(d)(1) if the loans or advances are construed as constituting purchases by the Subsidiary of the securities of Triangle.
     Moreover, Section 12(d)(1) would prohibit the acquisition by Triangle of the debt or equity securities of, or the making of loans by Triangle to, future investment company Subsidiaries that are not SBICs. As in the case of TMF, it would also prohibit the acquisition of debt securities of Triangle by any such future Subsidiary that is also a BDC (like TMF) since they would each be a BDC and an entity controlled by a BDC. While SBIC II is not registered under the 1940 Act in reliance on the exemption from the definition of investment company contained in Section 3(c)(7), future Subsidiaries may not be exempt from such registration. In the event any future Subsidiary is formed as a BDC then loans or advances to Triangle by such future Subsidiary would be prohibited if the transactions were deemed to be the purchase by the lender of the securities of the borrower.
     3. Requested Exemptions. Section 12(d)(1)(J) of the 1940 Act provides that the Commission may exempt persons or transactions from any provision of Section 12(d)(1) if and to the extent such exception is consistent with the public interest and the protection of investors. As discussed above, the Prior Order only extends relief from Section 12(d)(1)(A) and (C) to TMF but not to any future Subsidiaries. Applicants are submitting this Application to request an Amended Order of the Commission exempting current and future Subsidiaries (to the extent applicable)from the provisions of Section 12(d)(1)(A) and (C) of the 1940 Act with respect to acquisitions by such Subsidiary of any securities of Triangle representing indebtedness.
     C. Exemptive Relief Requested from Sections 57(a)(1) and (2).
     1. General. Sections 57(a)(1) and (2) make it unlawful for any person related to a

BDC in the manner described in Section 57(b), or any affiliated person of that person (1) to sell any security or other property to the BDC or to any company controlled by the BDC (except securities of which the buyer is the issuer or securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities), and (2) to purchase from any BDC or from any company controlled by such BDC any security (except securities of which the seller is the issuer).
     Section 57(b) specifies the persons to whom the prohibitions of Sections 57(a)(1) and (2) apply. These persons include the following: (1) any director, officer, employee, or other member of an advisory board of the BDC or any person who controls, is controlled by, or is under common control with such director, officer, employee, or advisory board member; or (2) (A) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, the BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or (B) any person (i) who controls, is controlled by, or is in common control with such adviser, promoter, general partner, principal underwriter, or person controlling, controlled by, or under common control with the BDC or (ii) who is an officer, director, partner, copartner, or employee of such adviser, promoter, general partner, principal underwriter, or person controlling, controlled by, or under common control with the BDC.
     2. Application of Section 57(a)(l) and (2) to Applicants. Triangle is an affiliated person of SBIC II by reason of its direct ownership of all of the limited partnership interests in SBIC II and its indirect ownership of all of the general partnership interests in GP II through its 100% ownership of GP II. SBIC II will be an affiliated person of Triangle because it will be deemed to be under the control of Triangle. Accordingly, Triangle is related to SBIC II in the manner set forth in Section 57(b), and SBIC II is related to Triangle in the manner set forth in Section 57(b) (and any future Subsidiaries would be related to one another in a manner described in Section 57(b)). There may be circumstances when it is in the interest of Triangle and its stockholders that SBIC II (or any future Subsidiary) invest in securities of an issuer that may be deemed to be a controlled affiliate of Triangle (or of a Subsidiary) or that Triangle invest in securities of an issuer that may be deemed to be a controlled affiliate of SBIC II or any future Subsidiary. For example, a portfolio company may be deemed to be affiliated with Triangle or any Subsidiary within the meaning of Section 2(a)(3)(C) of the 1940 Act as a result of Triangle’s or such Subsidiaries’ ownership of more than 25% of the portfolio company’s voting securities.
     If Triangle were to engage in SBIC activities other than through a subsidiary, transactions with affiliated portfolio companies whether controlled or not controlled, would be permissible without Commission approval by virtue of Rule 57b-1. The Commission made this clear in Investment Company Act Release 11493 (December 16, 1986) where, in adopting Rule 57b-l, it stated in relevant part:
However, non-controlled portfolio affiliates of a business development company are not among those persons whose participation in transactions with the business development company requires Commission approval (under Section 57(c) [15 U.S.C. 80a-56(c)] or specific statutory findings regarding the transaction by the company’s Board of Directors (under Section 57(f) [15 U.S.C. 80a-56(f)]. The legislative history of the 1980 Amendments indicates that Congress also did not intend to require Commission approval or such specific statutory findings by the Board of Directors of a business development company for transactions between the company and a controlled portfolio affiliate. As the House Committee Report on the bill which became the 1980 Amendments states:
Conspicuously absent from the prohibitions in Section 57 against transactions with the business development company are persons which it controls or of which it holds at least 5 percent of the outstanding securities. Also omitted from the prohibitions are persons affiliated with such so-called “downstream affiliates” of the business development company. In this regard, it should be noted that the Commission has undertaken through rulemaking to exempt all investment companies from prohibitions relating to transactions solely between investment companies and such downstream affiliates. The Committee again wishes to note that if experience demonstrates that under such exclusion from statutory prohibitions investors are not being adequately protected, the Committee would expect to revisit this area.
H.R. Rep. No. 1341, at 48 (1980) (Comm. Rep.) (emphasis added). However, due to an apparently inadvertent drafting error, business development company transactions involving controlled portfolio affiliates and certain affiliated persons of such affiliates must be approved by the Commission. The Commission proposes to correct this error by the rulemaking.

     As pointed out in the House Committee report, even if Triangle were an investment company but not a BDC, it would be exempt from prohibitions relating to transactions between itself and its downstream affiliates. See Rules 17a-6 and 17d-1(d)(5) and (6). Thus, transactions between BDCs or investment companies and their downstream affiliates are exempt from the prohibitions of Sections 57(a) and 17(a) and (d).
     However, without the relief requested by this Application, purchase or sale transactions between any of the Subsidiaries and downstream controlled affiliates of Triangle may violate Section 57(a)(1) or (2) of the 1940 Act. Similarly, a purchase or sale transaction between Triangle and downstream controlled affiliates of a Subsidiary may violate Section 57(a)(1) or (2) since Rule 57b-1 may be read to only exempt from the prohibitions of Section 57(a) those affiliates of downstream controlled affiliates of a BDC that are affiliated within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.1 Thus, a purchase or sale transaction between Triangle and a portfolio company of which a Subsidiary owns more than 25% of the outstanding voting securities, and transactions between a Subsidiary and a portfolio company of which Triangle or a Subsidiary owns more than 25% of the outstanding voting securities, might not be exempt by Rule 57b-1 from the prohibitions of Sections 57(a)(1) and (2).
     Triangle and its Subsidiaries should not be precluded from investing in portfolio affiliates of each other if such investments would be permitted if Triangle and such Subsidiary were treated as one combined company.
     3. Requested Exemptions. As discussed above, the Prior Order only extends relief from Sections 57(a)(1) and (2) to TMF. Accordingly, the Applicants respectfully request an Amended Order of the Commission pursuant to Section 57(c) exempting Triangle and any current or future Subsidiary from the provisions of Sections 57(a)(l) and (2) for transactions between Triangle and one or more Subsidiary, and any transaction between one Subsidiary and any other Subsidiary with respect to the purchase or sale of securities or other property. The Applicants also request an Amended Order of the Commission exempting from the provisions of

[8]	According to Section 2(a)(3)(C) and (D): “Affiliated person’ of another person means.....(C) any person directly or indirectly controlling, controlled by, or under common control with the other person; (D) any officer, director, partner, copartner, or employee of the other person[.]” These subsections do not cover an entity that is deemed an affiliate because such entity owns 5% or more of the voting power of the affiliate or vice versa.

Section 57(a)(1) and (2) any transaction between Triangle and a controlled portfolio affiliate of a Subsidiary, or any transaction between a Subsidiary and a controlled portfolio affiliate of Triangle or of another Subsidiary, but only to the extent that any such transaction would not be prohibited if such Subsidiary were deemed to be part of Triangle and not a separate company. It is the intent of this request only to permit Triangle and it Subsidiaries to do that which they otherwise would be permitted to do within the provisions of the 1940 Act if they were one company, as opposed to TMF, SBIC II (or any future Subsidiary) being a wholly owned subsidiary of Triangle.
     D. Exemptive Relief Requested from Sections 21(b) and 57(a)(3).
     1. General. Section 57(a)(3) of the 1940 Act makes it unlawful for certain affiliated persons of a BDC, and certain affiliated persons of those persons, to borrow money or other property from such BDC or from any company controlled by the BDC (unless the borrower is controlled by the lender), except as permitted by Section 21(b) or Section 62. Section 21(b) (made applicable to BDCs by Section 62) provides that it shall be unlawful for a BDC to lend any money or property, directly or indirectly, to any person that controls or is under common control with the BDC, except to any company that owns all of the outstanding securities of the BDC other than directors’ qualifying shares.
     2. Application of Sections 21(b) and 57(a)(3) to Applicants. As discussed in the Application for the Prior Order, Triangle is an affiliated person of TMF by reason of its direct ownership of all of the limited partnership interests in TMF and its indirect ownership of all of the general partnership interests in TMF through its 100% ownership of the General Partner. Similarly, as discussed above, Triangle is an affiliated person of SBIC II by reason of its direct ownership of all of the limited partnership interests in SBIC II and its indirect ownership of all of the general partnership interests in GP II through its 100% ownership of GP II. As with TMF, Triangle does not directly own all of the outstanding securities of SBIC II because GP II holds a 0.1% general partnership interest in SBIC II and SBIC II has issued SBA-guaranteed debentures and, in the future, may have other outstanding securities in the form of indebtedness not owned by Triangle. As with TMF, SBIC II will be an affiliated person of Triangle because it will be deemed to be under the control of Triangle. In addition, GP II, SBIC II and any future Subsidiary may be deemed to be affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act because they are wholly owned subsidiaries of Triangle. Accordingly, Triangle is related to SBIC II in the manner set forth in Section 57(b) and SBIC II is related to Triangle in the manner set forth in Section 57(b).
     There may be instances when it would be in the best interests of Triangle and its stockholders for Triangle to make loans to SBIC II or any future Subsidiary. There may also be instances when it would be in the best interests of Triangle and its stockholders for SBIC II or any future Subsidiary to make loans to Triangle. In the case of loans from SBIC II or any future Subsidiary to Triangle, the loans would be prohibited by Section 21(b) and Section 57(a)(3) because in those cases, the borrower controls the lender and the lender may have outstanding securities (such as, the general partnership interests owned by the GP II, or SBA-guaranteed debentures) not owned by the borrower.
     3. Requested Exemptions. As discussed above, the Prior Order only extends relief from Sections 21(b) and 57(a)(3) to TMF. Accordingly, the Applicants respectfully request an Amended Order of the Commission pursuant to Section 57(c) exempting from the provisions of Section 57(a)(3) the borrowing of money or property by Triangle from SBIC II or any future Subsidiary. The Applicants also respectfully request an Amended Order of the Commission pursuant to Section 6(c) exempting from the provisions of Section 21(b) the lending of money or other property by SBIC II or any future Subsidiary to Triangle and by Triangle to SBIC II or any future Subsidiary. It is the intent of this request only to permit Triangle and SBIC II or any future Subsidiary to do that which they otherwise would be permitted to do within the provisions of the 1940 Act if they were one company.
     E. Exemptive Relief Requested from Section 57(a)(4) and Rule 17d-1.
     1. General. Section 57(a)(4) of the 1940 Act makes it unlawful for certain persons related to a BDC in the manner set forth in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC or a company controlled by the BDC is a joint or joint and several participant with that person in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC or controlled company on a basis less advantageous than that of the other participant. Section 57(i)

of the 1940 Act states that the rules and regulations of the Commission under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies (e.g., Rule 17d-1) shall be deemed to apply to transactions subject to Section 57(a) of the 1940 Act until the adoption by the Commission of rules and regulations under Section 57(a).
     Rule 17d-1 under the 1940 Act prohibits an affiliate — or, when applying Rule 17d-1 to implement Section 57(a)(4), a person related to a BDC in a manner described in Section 57(b) - acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such BDC, or a company controlled by such BDC, is a participant, except pursuant to an order of the Commission. Rule 17d-1(d)(5) grants exemptions for certain transactions described therein where so-called “upstream affiliates” of any registered investment company participants are also participants in the transaction.
     2. Application of Section 57(a)(4) and Rule 17d-1(a) to Applicants. As described above, Triangle and the Subsidiaries are (and future Subsidiaries will be) related to one another in a manner described in Section 57(b). There may be circumstances when it is in the interest of Triangle and its stockholders that Triangle, TMF, SBIC II (or any future Subsidiary) invest in securities of the same issuer, either simultaneously or sequentially, in the same or different securities of that issuer, and that they deal with their investments separately or jointly. Such transactions would not involve upstream affiliates of any party (except for Triangle as a controlling person of TMF and SBIC II). Also, these activities could conceivably involve joint investments in persons under the common control of Triangle and its Subsidiaries, in which case the exemption provided by Rule 17d-1(d)(5) does not appear to be available. However, if Triangle and all of its Subsidiaries were one combined investment company, Rule 17d-l(d)(5) would exempt transactions between that company and downstream affiliates, and if they were one combined BDC, the transactions would be exempted by Rule 57b-1. Because these exemptions may not be available in the circumstances proposed, Applicants are seeking an Amended Order permitting this class of transactions under Section 57(a)(4) and Rule 17d-l with respect to Triangle’s current and future Subsidiaries. As stated in the application for the Prior Order, Applicants submit that it is reasonable and fair to permit these kinds of transactions since Triangle would not be subject to the provisions of Section 57(a)(4) and Rule 17d-l had it decided to conduct its SBIC activities itself instead of through wholly owned subsidiaries.

     3. Requested Exemptions. As discussed above, the Prior Order only extends relief from Section 57(a)(4) and Rule 17d-1 for such transactions between Triangle and TMF. Accordingly, Applicants are seeking an Amended Order of the Commission pursuant to Section 57(i) of the 1940 Act and Rule 17d-1 thereunder, permitting any joint transaction that would otherwise be prohibited by Section 57(a)(4), in which a Subsidiary and Triangle or another Subsidiary participate, but only to the extent that the transaction would not be prohibited if the Subsidiaries participating were deemed to be part of Triangle, and not a separate company. As stated in the application for the Prior Order, the intent of this request is only to permit Triangle and its Subsidiaries to conduct their businesses as otherwise permitted by the 1940 Act, as if Triangle and its Subsidiaries were a single company.
     F. Exemptive Relief Requested from Sections 18(a) and 61(a).
     1. General. Section 18(a) makes it unlawful for any closed-end management company to issue any class of senior security or to sell any senior security of which it is the issuer, unless such company complies with the asset coverage and other requirements set forth in Section 18(a). “Asset coverage” is defined in Section 18(h) to mean a ratio which the value of the total assets of an issuer, less all liabilities not represented by senior securities, bears to the amount of senior securities. Section 61 applies Section 18, with certain modifications, to a BDC. Section 18(k) makes the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a) inapplicable to investment companies operating under the SBA Act. However, companies operating under the SBA Act, such as SBIC II (and future SBIC Subsidiaries, are subject to the SBA’s substantial regulation of permissible leverage in their capital structure. An SBIC with outstanding SBA financial assistance may not incur any secured third-party debt or refinance any debt with secured third-party debt without prior written approval of the SBA. SBIC II is (and any future SBIC Subsidiaries would be) regulated by the SBA and operates under the SBA Act. There is no difference in the SBA’s regulation of the SBIC II due to the fact that it is not registered under the 1940 Act and is not a BDC.
     2. Application of Sections 18(a) and 61(a) to Applicants. As a BDC, Triangle is subject to the requirements of Section 18(a) by way of Section 61(a). TMF, as an investment company licensed as an SBIC under the SBA Act is exempt, on a stand-alone basis, from Section 18(a)(1)(A) and (B) and Section 61(a) by reason of the exemption provided by Section 18(k). SBIC II is not a BDC (and any future SBIC Subsidiary that is not a BDC) will not be entitled to rely on the exemptions afforded by Section 18(k). However, since SBIC II is (and any future SBIC Subsidiary would be) a wholly owned subsidiary of Triangle, a question exists as to whether Triangle must comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a) for BDCs) solely on an individual basis or whether Triangle must also comply with these asset coverage requirements on a consolidated basis, because Triangle may be deemed to be an indirect issuer of any class of senior security issued by any SBIC Subsidiary. To do so would mean that Triangle would treat as its own all assets held directly by Triangle and any SBIC Subsidiary and would also treat as its own any liabilities of any SBIC Subsidiary (with intercompany receivables and liabilities eliminated), including liabilities of such SBIC Subsidiary with respect to senior securities as to which such SBIC Subsidiary is exempt from the provisions of Section 18(a)(1)(A) and (B) by virtue of Section 18(k).
     3. Requested Exemptions. As discussed above, the Prior Order granted relief under Section 6(c) from Sections 18(a) and 61(a) to permit Triangle to exclude from its consolidated asset coverage ratio any senior security representing indebtedness issued by TMF (not any future SBIC Subsidiary. Accordingly, the Applicants respectfully request, on behalf of themselves and any future SBIC Subsidiary, an Amended Order from the Commission, pursuant to Section 6(c) of the 1940 Act, exempting Triangle from the provisions of Section 18(a), as modified by Section 61(a), to permit Triangle to exclude from its consolidated asset coverage ratio any senior security representing indebtedness that is (or will be) issued by any current or future SBIC Subsidiary. For the purposes of the requested relief, and only for such purposes, Triangle wishes to treat SBIC II (and any future non-BDC SBIC Subsidiary) as if it were a BDC subject to Sections 18 and 61. Since SBIC II would be entitled to rely on Section 18(k) if it were a BDC itself (like TMF), there is no policy reason to deny the benefit of that exemption to Triangle.
     G. Precedents.
     In addition to the Prior Order granting such relief to Triangle and TMF, the Applicants have reviewed previous exemptive orders issued by the Commission granting exemptive relief similar to that requested herein. See MCG Capital Corporation, et al., Investment Company Act Release Nos. 28427 (Sept. 30, 2008) (notice) and 28474 (Oct. 28, 2008) (order) (“MCG Capital”); Main Street Capital Corporation, et. al., Investment Company Act Release No. IC-28120; File No. 812-13411 (Jan. 16, 2008) (“Main Street”); Hercules Technology Growth Capital, Inc., et al., Investment Company Act Release Nos. 27748 (Mar. 7, 2007) (notice) and 27776 (Apr. 5, 2007) (order) (“Hercules”); Elk Associates Funding Corporation, et. al, Investment Company Act Release No. 24121, File No. 812-11420 (November 2, 1999)(“Elk Associates”); Berthel Growth & Income Trust I, et. al., Investment Company Act Release No. 23864, 69 SEC Docket 2233 (June 8, 1999) (“Berthel”); Allied Capital Corporation, et. al., Investment Company Act Release No. 22941, 66 SEC Docket 297 (Dec. 16, 1997) (“Allied Capital”); Capital Southwest Corporation, et. al., Investment Company Act Release No. 22586, 64 SEC Docket 457 (Mar. 26, 1997) (“Capital Southwest”); MACC Private Equities Inc., et. al., Investment Company Act Release No. 20887; 58 SEC Docket 2067 (Feb. 7, 1995) (“Private Equities”); Allied Capital Corporation II, et. al., Investment Company Act Release No.17492, 46 SEC Docket 343 (May 16, 1990) (“Allied II”); and Greater Washington Investors, et. al., Investment Company Act Release No.16055, 39 SEC Docket 549 (Oct. 15, 1987) (“Greater Washington”).
     In Main Street, a parent BDC with an SBIC subsidiary obtained the same relief as requested herein and on the same representations and conditions contained herein, except as modified to reflect that the SBIC subsidiary is not a BDC. The Main Street order permits a Parent BDC and its wholly-owned subsidiaries (one of which is an SBIC) to engage in certain transactions that otherwise would be permitted if the BDC and its subsidiaries were one company and permits the Parent BDC to adhere to a modified asset coverage requirements. The Main Street order applies to future SBIC subsidiaries.
     In Berthel, a parent BDC with a BDC/SBIC subsidiary obtained the same relief as requested herein, and on the same representations and conditions as contained herein, except as modified to reflect that the parent was a trust rather than a corporation and that the subsidiary was a limited liability company rather than a limited liability limited partnership. In Capital Southwest, a parent BDC with a closed-end management investment company/SBIC subsidiary, obtained exemptive relief similar to the relief requested in this application, and on the same kind of representations and conditions as contained in this application. The Private Equities case involved a reorganization pursuant to a bankruptcy plan which provided for the transfer of all of the capital stock of an SBIC subsidiary of the debtors to a newly created BDC, and the election of the SBIC also to be regulated as a BDC. The Greater Washington, and Allied II, cases involved existing SBICs that reorganized by establishing wholly owned subsidiaries to which the parent would transfer its SBIC license. The parent company in each case remained a BDC with public ownership.
     In addition, as discussed under Section I.B. above, Applicants have reviewed previous exemptive orders issued by the Commission granting exemptive relief with respect to future wholly-owned subsidiaries of the parent. See Main Street, MCG Capital, Hercules, Elk Associates, and Allied. In Main Street, MCG Capital, Hercules, Elk Associates and Allied, a parent BDC with an SBIC subsidiary obtained substantially the same relief as requested in this application, including relief as to possible future wholly-owned subsidiaries of the parent.
     Triangle is requesting the ability to engage in exactly the same transactions with its new SBIC subsidiary and any future SBIC Subsidiaries as requested by Triangle in the Prior Order.
     H. Applicants’ Legal Analysis.
     1. Section 6(c).
     Section 6(c) of the 1940 Act permits the Commission to conditionally or unconditionally exempt any person or transaction from any provision or provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.
     (a) The Exemptions Requested are Appropriate in the Public Interest.
     The operation of Triangle as a BDC with wholly owned SBIC Subsidiaries is intended to permit Triangle to engage in an expanded scope of operations beyond that which would be available to it if it conducted the SBIC operations itself. Triangle and any SBIC Subsidiary will be engaged in operations permitted (and in fact contemplated) by the 1940 Act and subject to the provisions thereof, as they are applied to BDCs. Moreover, since such SBIC Subsidiary will be a wholly owned subsidiary of Triangle, any activity carried on by it will in all material respects have the same economic effect and substance with respect to Triangle’s stockholders as it would if done directly by Triangle.
     With respect to the exemptions from Sections 21(b) and 57(a)(3), the transactions are solely between Triangle and its wholly owned Subsidiaries. Thus, these transactions will have no substantive economic effect, and there is no basis for overreaching or harm to the public interest.
     With respect to the Sections 18(a) and 61(a) exemption, the net effect of application of the “asset coverage” requirements on a consolidated basis as to Triangle and any SBIC Subsidiary, if relief were not obtained, could be to restrict the ability of such SBIC Subsidiary to obtain the kind of financing that would be available to Triangle if it were to conduct the SBIC operations itself. Section 18(k) exempts any class of senior securities representing an indebtedness issued by certain closed-end companies from the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a), whether or not such class of senior securities representing an indebtedness is held or guaranteed by the SBA. The application of Section 18(k) to Triangle would not expose investors to the risks of unconstrained leverage because the SBA regulates the capital structure of such SBIC Subsidiary. Accordingly, no harm to the public interest will occur if these exemptions are granted.
     Based on the foregoing, it is clear that the public interest will not be harmed by the granting of the requested exemptions, while the interests of Triangle and its stockholders will be enhanced.
     (b) The Exemptions Requested are Consistent with the Protection of Investors and the Purposes Fairly Intended by the Policies and Provisions of the 1940 Act.
     With respect to the exemptions requested in relation to transactions between Triangle and its Subsidiaries, as noted above, the exemptions will have no material adverse financial or economic impact on Triangle’s stockholders because such Subsidiary is (or will be) wholly owned by Triangle, and Triangle’s stockholders effectively own all economic interests in such Subsidiary. Also, the representations and agreements of Triangle made in this Application effectively eliminate any substantive differences between applying the regulatory framework to Triangle conducting its SBIC activities as one entity and the framework applicable to Triangle and any such Subsidiary as separate entities.
     Congress meant to encourage the development of venture capital companies by the enactment of the 1980 Amendments. A principal purpose of the 1980 Amendments was to remove regulatory burdens on venture capital companies while assuring adequate protection of the interests of investors in such companies. S. Rep. No. 958, at 5 (1980); H.R. Rep. No. 1341, at 21-22 (1980), as reprinted in 1980 U.S.C.C.A.N. 4803, 4904. The 1980 Amendments sought to eliminate provisions of the 1940 Act that created unnecessary disincentives to venture capital activities. Id. One goal underlying elimination of these disincentives was to increase investment by the public, particularly institutional investors, in professionally managed venture capital companies in order to provide a new source of risk capital for small developing companies. See Reginald L. Thomas & Paul F. Roye, Regulation of Business Development Companies Under the Investment Company Act, 55 S. Cal. L. Rev. 895, 912 (1982).
     In adopting interim rules 60a-l and 57b-l, the Commission recognized this goal, stating “[t]he 1980 Amendments, which became effective immediately upon their signing by the President, represent the considerable efforts of Congress and numerous other participants, including representatives of the Commission and the ‘venture capital’ industry, to enhance the flow of capital to small, developing businesses and financially troubled businesses.” Investment Company Act Release No. 11493, [1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶83,704 (Dec. 16, 1980). The Commission also stated in this Release that “it is clear that Congress did not intend to prohibit business development companies from acquiring the securities of and operating wholly owned SBICs. Indeed, the 1980 Amendments specifically recognized the possibility of such ownership.” Subsidiary SBICs are also contemplated by Item 8 of the instructions to Form N-2.
     The Applicants submit that the proposed transactions are entirely consistent with the general purposes of the 1980 Amendments. By this Application, Triangle seeks relief that will allow it, together with its current and future SBIC Subsidiaries, to expand and broaden its activities consistent with the Congressional policies described above and without creating conflicting regulatory problems. The goal can be accomplished only by obtaining the exemptions requested. The proposed transactions are therefore consistent with the general purposes of the 1940 Act, as amended by the 1980 Amendments.
     It is submitted that granting the requested exemptions on the terms set forth in this Application is consistent with the policies and provisions of the 1940 Act and will enhance the interests of Triangle’s stockholders while retaining for them the important protections afforded by the provisions of the 1940 Act.
     2. Section 12(d)(1)(J).
     Applicants request an Amended Order of the Commission exempting from the provisions of Section 12(d)(1) of the 1940 Act any loans or advances by any Subsidiary to Triangle that may be deemed to violate Section 12(d)(1) if the loans or advances were construed as purchases by such Subsidiary of the securities of Triangle representing indebtedness. Section l2(d)(1)(J) of the 1940 Act permits the Commission to conditionally or unconditionally exempt any person or transaction from any provision of Section 12(d)(1) if and to the extent that the exemption is consistent with the public interest and the protection of investors.
     With respect to the exemption from Section l2(d)(1) allowing a Subsidiary to make loans or advances to Triangle without creating a prohibited purchase of securities from a related BDC, the fact that all current and future Subsidiaries of Triangle, are (or will be) wholly owned by Triangle and consolidated by Triangle for financial reporting purposes will both eliminate the possibility of overreaching and prevent confusion as to the financial status of Triangle to Triangle’s stockholders, who are the investors that the 1940 Act is intended to protect.
     3. Section 57(c).
     In addition to relief under Sections 6(c) and 12(d)(1)(J), the Applicants request relief under Section 57(c) with respect to the proposed operations as one company and certain transactions between the Applicants and portfolio companies, as specified above. Section 57(c) of the 1940 Act directs the Commission to exempt a transaction from one or more provisions of Sections 57(a)(1), (2), and (3) if all three of the following standards are met: (i) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching of the business development company or its stockholders or partners on the part of any person concerned; (ii) the proposed transaction is consistent with the policy of the business development company as recited in the filings made by such company with the Commission under the Securities Act, its registration statement and reports filed under the Exchange Act, and its reports to stockholders or partners; and (iii) the proposed transaction is consistent with the general purposes of the 1940 Act.
     (a) Under Section 57(c)(l), the terms of the proposed transaction must be reasonable and fair and must not involve overreaching of the business development company or its stockholders on the part of any person. As discussed above, the proposed operations as one company will enhance efficient operations of Triangle and its wholly owned subsidiaries and allow them to deal with portfolio companies as if Triangle and such Subsidiary were one company. Operation as essentially one company in these circumstances has been repeatedly recognized by the Commission in exemptive orders, including with respect to Triangle under the Prior Order, Main Street, Elk Associates/Ameritrans, Berthel, Capital Southwest, Private Equities, Greater Washington, and Allied Capital II and other companies cited in the applications of these companies. As discussed above with respect to the Applicants’ legal arguments under Section 6(c), the contemplated transactions among the Applicants and affiliates as specified above will be reasonable and fair and will not involve overreaching on the part of any person.
     (b) As indicated above, the terms of the proposed transactions are reasonable and fair and do not involve overreaching of Triangle or its stockholders by any person. Triangle believes that the requested order would permit it and the Subsidiaries to carry out more effectively (1) the purposes and objectives of the Applicants of investing primarily in small business concerns, and (2) the intent and policy of Congress as stated in and implemented by the 1940 Act, the SBA Act and the 1980 Amendments.
     (c) Under Section 57(c)(2), relief may be granted if the proposed transactions are consistent with the policy of the business development company as specified in filings with the Commission and reports to stockholders. The proposed operations of the Applicants as one company and the requested relief are consistent with the disclosure in

Triangle’s public filings with the Commission pursuant to the Exchange Act. Accordingly, this condition is also met.
     (d) In addition, the representations and agreements of Triangle made in this Application effectively eliminate any substantive differences between applying the regulatory framework to Triangle conducting its SBIC activities as one entity and the framework applicable to Triangle and its current and future Subsidiaries as separate entities and granting the requested exemptions on the terms set forth in this Application is consistent with the policies and provisions of the 1940 Act and will enhance the interests of Triangle’s stockholders while retaining for them the important protections afforded by the provisions of the 1940 Act.
     (e) With respect to the exemptions from Sections 57(a)(1) and (2), since SBIC II is a wholly owned subsidiary of Triangle and since no officers or directors of SBIC II or of Triangle, or any controlling persons or other “upstream affiliates” of Triangle will have any prohibited financial interest in the transactions described with respect to operation as one company, there can be no overreaching on the part of any persons and no harm to the public interest will occur in transactions solely between Triangle and SBIC II.
     (f) With respect to the exemption from Section 57(a)(3), the transactions are solely between Triangle and its wholly owned Subsidiaries. Thus, these transactions will have no substantive economic effect, and there is no basis for overreaching or harm to the public interest.
     In summary, the Applicants meet the standards for relief under Section 57(c) with respect to the exemptions from Sections 57(a)(l), (2) and (3) as described above.

     4. Section 57(i), Rule 17d-l and Section 57(a)(4).
     Relief is also requested under Rule 17d-l with respect to certain joint transactions that would otherwise be prohibited by Section 57(a)(4) of the 1940 Act, including transfers of assets between the Applicants and investments in the same portfolio companies by Triangle and the SBIC Subsidiaries, all as described above. Section 57(i) of the 1940 Act provides that rules and regulations under Section 17(d) of the 1940 Act will apply to transactions subject to Section 57(a)(4) in the absence of rules under that Section. The Commission has not adopted rules under Section 57(a)(4) with respect to joint transactions and, accordingly, the standards set forth in Rule 17d-1 govern Applicants’ request for relief. In determining whether to grant an order under Section 57(i) and Rule 17d-1, the Commission considers whether the participation of the BDC in the joint transaction is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants in the transaction.
     (a) First, as discussed above with respect to the Applicants’ legal arguments under Section 6(c), the proposed transactions are consistent with the policy and provisions of the 1940 Act and will enhance the interests of Triangle’s stockholders while retaining for them the important protections afforded by the provisions of the 1940 Act.
     (b) Second, since the joint participants will conduct their operations as though they comprise one company, the participation of one will not be on a basis different from or less advantageous than the others.
In summary, the Applicants meet the standards for relief under Rule 17d-1.
IV. CONSOLIDATED REPORTING
     A. BDC Elections.
     Section 54 of the 1940 Act provides that any company defined as a “business development company” in Section 2(a)(48)(A) and (B) may elect to be regulated as a BDC, that is, subject to the provisions of Sections 55 through 65 of the 1940 Act and to those sections of the 1940 Act made applicable to BDCs by Section 59 thereof. However, Section 54 requires that in order to elect BDC treatment under the 1940 Act, such company must have “a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934” or have “filed a registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 for a class of its equity securities.”
     1. Triangle’s Exchange Act Registration and BDC Election.
     Triangle has elected to be regulated as a BDC. It meets the definitional requirements of Section 2(a)(48) of the 1940 Act and has filed a registration statement on Form 8-A, registering its common stock under Section 12(b) of the Exchange Act.
     2. TMF’s Exchange Act Registration and BDC Election.
     TMF also meets the 1940 Act’s definitional requirements for a BDC; however, it will never issue equity securities listed or admitted for trading on a national securities exchange, nor will a class of its equity securities be required to be registered under the Exchange Act pursuant to Section 12(g) of the Exchange Act. Therefore, although TMF is not required to register its equity securities under Section 12 of the Exchange Act, pursuant to the provisions of the Exchange Act, TMF voluntarily registered its securities under Section 12 of the Exchange Act in order to elect BDC treatment under the 1940 Act.
     3. Exchange Act Registration and BDC election of future Subsidiaries.
     Unlike TMF, SBIC II will not be registered under the 1940 Act based on the exclusion from the definition of investment company contained in Section 3(c)(7) of the 1940 Act. However, Triangle may form future SBIC Subsidiaries that do not meet any such exemptions and therefore may be required to register under the 1940 Act (“Non-Exempt SBIC Subsidiaries”). In order to elect to be treated as a BDC, any future Non-Exempt SBIC Subsidiaries of Triangle would also have to be registered or file a registration under Section 12 of the Exchange Act for a class of its equity securities. In this scenario, without an exemptive order, such Non-Exempt SBIC Subsidiary, although it would have no public stockholders and its sole stockholder would be Triangle, would be required to register under the Exchange Act and the periodic reports with the Commission that are required by section 13 of the Exchange Act in order to become a BDC.

     Section 12(g) of the Exchange Act requires issuers with specified assets and a specified number of security holders to register under the Exchange Act. Because all of the equity securities of any future Non-Exempt SBIC Subsidiaries will be owned by one person (Triangle), such Non-Exempt SBIC Subsidiaries will not ever meet the second test. Nevertheless, Section 12(g) provides that “[a]ny issuer may register any class of equity security not required to be registered by filing a registration statement pursuant to the provisions of this paragraph.”
     Form N-2, used for registration of securities under the 1933 Act for a company electing business development company treatment, specifically contemplates that a BDC may have a wholly owned SBIC subsidiary that also is a BDC. Item 8, paragraph 6 “Business Development Companies,” specifies certain information that BDCs must provide.
If the Registrant has a wholly owned small business investment company subsidiary, disclose: (1) whether the subsidiary is regulated as a business development company or investment company under the 1940 Act . . .
SEC Form N-2, Item 8, 6.b.
     The instructions contemplate exactly the same structure as that of the Applicants, i.e. a public parent offering securities pursuant to a registration statement under the 1933 Act, with such securities being registered under the Exchange Act and the public parent having a wholly owned SBIC subsidiary that is eligible to make a BDC election. This structure is also expressly contemplated by Section 2(a)(46) of the 1940 Act (added by the 1980 Amendments) which allows a wholly owned SBIC to be deemed an “eligible portfolio security” of a BDC.
     The 1980 Amendments were designed to remove unnecessary and costly regulatory burdens to the entrepreneurial activities of the venture capital industry. “[T]his Bill seeks specifically to reduce some of the costs of government regulation imposed on the capital-raising process, to the extent that it can be done without sacrificing necessary investor protection.” H.R. Rep. No. 96-1341, at 37 (1980).
     If any future Non-Exempt SBIC Subsidiary does not voluntarily registered under the Exchange Act, its only alternative would be to continue to be regulated as a closed-end investment management company. As set forth in the Prior Order with respect to TMF, requiring any future Non-Exempt SBIC Subsidiary to function as a registered management investment company while its parent operates as a business development company would have increased the administrative and legal costs of operating the business.
     For example, different provisions regulating transactions with affiliated persons would apply (Section l7(a) — (e) applies to investment companies; Section 57 applies to BDCs). Any transaction would need to be reviewed under both provisions. In addition, the numerous other 1940 Act provisions made inapplicable to BDCs (and, accordingly, to Triangle) by the 1980 Amendments would be applicable to such Non-Exempt SBIC Subsidiary. This would be an illogical result, given that the types of securities to be acquired by any such Non-Exempt SBIC Subsidiary and the managerial assistance to be offered to the portfolio companies of any such Non-Exempt SBIC Subsidiary fall squarely within the 1940 Act provisions applicable to BDCs. In addition, as set forth in full below, the periodic reporting requirements for Triangle and any such Non-Exempt SBIC Subsidiary would be different, with Triangle filing periodic reports under Section 13 of the Exchange Act, and such Non-Exempt SBIC Subsidiary filing different reports, on an unconsolidated basis, under the provisions of the 1940 Act. This is precisely the type of unnecessary regulatory burden on the provision of capital to small businesses sought to be avoided by enactment of the 1980 Amendments. Moreover, this dual public reporting by two members of a corporate group that have no uncommon ultimate owners could confuse stockholders and the securities markets.
     In summary, the Applicants do not believe that, in these circumstances, any such Non-Exempt SBIC Subsidiary should be denied the benefits of the 1980 Amendments. To do so would defeat the attempt of the 1980 Amendments to provide a measure of regulatory relief to this SBIC, the very kind of company intended to receive such relief.
     B. Exemptive Relief Requested from Sections 12(h) and 13 of the Exchange Act.
     1. General. Section 12(h) of the Exchange Act provides in part as follows:
     The Commission may. . . upon application of an interested person, by order, after notice and opportunity for hearing, exempt in whole or in part any issuer. . . from the provisions of. . . section 13. . . upon such terms and conditions and for such period as it deems necessary or appropriate, if the Commission finds, by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer, or otherwise, that such action is not inconsistent with the public interest or the protection of investors.
Section 13 of the Exchange Act is the primary section requiring filing of periodic reports under that Act.
     2. Application of Section 12(h) and Section 13 of the Exchange Act to Non-Exempt SBIC Subsidiaries. As was the case for TMF, in order to be a BDC, any Non-Exempt SBIC Subsidiary would need to register a class of equity securities under Section 12(g) of the Exchange Act. Absent an exemptive order, such registration subjects the Non-Exempt SBIC Subsidiary, on an unconsolidated basis, to periodic filings with the Commission, even though the Non-Exempt SBIC Subsidiary will have only one equity holder, who obviously has ready access to such information on a more timely basis than required under the Exchange Act.
     3. Requested Exemption. Accordingly, the Applicants request an order of the Commission under Section 12(h) of the Exchange Act exempting any future Non-Exempt SBIC Subsidiary from the reporting requirements of Section 13(a) of the Exchange Act, subject to the conditions specified in this Application.
     C. Precedents.
     In connection with the relief requested in this Section, reference is made to: the Prior Order; Berthel Growth & Income Trust I, et. al., Investment Company Act Release No. 23864, 69 SEC Docket 2233 (June 8, 1999) (“Berthel”); MACC Private Equities Inc., et. al., Investment Company Act Release No. 20887; 58 SEC Docket 2067 (Feb. 7, 1995) (“Private Equities”); and Midland Capital Corporation, et. al., Investment Company Act Release No. 13021, 27 SEC Docket 226 (Feb. 9, 1983) (“Midland”). In Berthel and Private Equities, a parent BDC with a BDC/SBIC subsidiary obtained the same relief as requested herein, and on substantially the same representations and conditions contained herein. In Midland, a parent BDC with a BDC/SBIC subsidiary obtained a joint exemptive order with respect to various 1940 Act issues as well as relief from reporting requirements under Section 12(h) of the Exchange Act. With a two-level

BDC structure, the SBIC subsidiary had for some time filed Exchange Act reports with the SEC but obtained relief from further filing in the Midland order.
V. CONDITIONS OF EXEMPTIVE ORDER
     Applicants agree that the requested order will be subject to the following conditions:
     1. Triangle will at all times own and hold, beneficially and of record, all of the outstanding equity interests in any Subsidiary, including all of the outstanding membership interests in any general partner of any Subsidiary, or otherwise own and hold beneficially, all of the outstanding voting securities and other equity interests in such Subsidiary.
     2. No person shall serve as a member of any board of directors of any Subsidiary unless such person shall also be a member of the Triangle Board. The board of directors or the managers, as applicable, of any Subsidiary will be appointed by the equity owners of such Subsidiary.
     3. Triangle will not itself issue or sell any senior security, and Triangle will not cause or permit any SBIC Subsidiary to issue or sell any senior security of which Triangle or such SBIC Subsidiary is the issuer except to the extent permitted by Section 18 (as modified for BDCs by Section 61) of the 1940 Act; provided that immediately after the issuance or sale of any such notes or evidences of indebtedness by either Triangle or any SBIC Subsidiary, Triangle individually and on a consolidated basis shall have the asset coverage required by Section 18(a) (as modified by Section 61(a)), except that, in determining whether Triangle and any SBIC Subsidiary on a consolidated basis have the asset coverage required by Section 61(a), any borrowings by any SBIC Subsidiary shall not be considered senior securities and, for purposes of the definition of “asset coverage” in Section 18(h), shall be treated as indebtedness not represented by senior securities.
     4. Triangle will acquire securities of any Subsidiary representing indebtedness only if, in each case, the prior approval of the SBA has been obtained, if required. In addition, Triangle and any SBIC Subsidiary will purchase and sell portfolio securities between themselves only if, in each case, the prior approval of the SBA has been obtained, if required by the SBA.

VI. CONCLUSION AND REQUEST FOR ORDER
     Based on the foregoing, Applicants respectfully request that the Commission issue an Amended Order, on behalf of the Applicants and any future Subsidiary, pursuant to Sections 6(c), 12(d)(l)(J), and 57(c) of the 1940 Act granting exemptions from Sections 12(d)(1)(A) and (C), 18(a), 21(b), 57(a)(1) — (a)(3), and 61(a) of the 1940 Act; under Section 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Section 57(a)(4) of the 1940 Act; and on behalf of any future Non-Exempt SBIC Subsidiary, under Section 12(h) of the Exchange Act granting an exemption from Section 13(a) of the Exchange Act, all on the terms and conditions set forth herein and in the Prior Order.
VII. PROCEDURAL MATTERS
     A. Exhibit List.
     The following documents are annexed to this Application as Exhibits and are incorporated by reference.

Exhibit A	Verifications Required by Rule 0-2(d)

Exhibit B –	Resolutions Authorizing Application
     B. Authorizations Required By Rule 0-2
     The verification required by Rule 0-2(d) under the 1940 Act is attached to this Application as Exhibit A. The filing of this Application has been specifically authorized by a resolution of the Triangle Board dated November 4, 2009. A copy of this resolution, which remains in full force and effect, is attached to this Application as Exhibit B. The filing of this Application by the other Applicants was authorized by their respective members, general partners or officers, as applicable, pursuant to authority granted to such persons by their respective operating agreements, articles of incorporation or bylaws, as applicable. Each of the foregoing authorizations remain in effect.

SIGNATURES
     Pursuant to the requirements of the Investment Company Act of 1940, the Applicants have caused this Application to be duly signed on their behalf on the 11th day of May, 2010.

TRIANGLE CAPITAL CORPORATION
By:	/s/ Garland S. Tucker, III
	Name:	Garland S. Tucker, III
	Title:	President, Chief Executive Officer and Chairman of the Board of Directors

TRIANGLE MEZZANINE FUND LLLP
By:	New Triangle GP, LLC, Its General Partner

By:	Triangle Capital Corporation, Its Manager

By:	/s/ Garland S. Tucker, III
	Name:	Garland S. Tucker III
	Title:	President, Chief Executive Officer and Chairman of the Board of Directors

TRIANGLE MEZZANINE FUND II LP
By:	New Triangle GP, LLC, Its General Partner

By:	Triangle Capital Corporation, Its Manager

By:	/s/ Garland S. Tucker, III
	Name:	Garland S. Tucker III
	Title:	President, Chief Executive Officer and Chairman of the Board of Directors

NEW TRIANGLE GP, LLC (a North Carolina entity)

By:	Triangle Capital Corporation, Its Manager

By:	/s/ Garland S. Tucker, III
	Name:	Garland S. Tucker III
	Title:	President, Chief Executive Officer and Chairman of the Board of Directors

NEW TRIANGLE GP, LLC (a Delaware entity)

By:	Triangle Capital Corporation, Its Manager

By:	/s/ Garland S. Tucker, III
	Name:	Garland S. Tucker III
	Title:	President, Chief Executive Officer and Chairman of the Board of Directors

EXHIBIT A
Verifications Required by Rule 0-2(d)

STATE OF NORTH CAROLINA	}
COUNTY OF WAKE	}
     The undersigned states that he has duly executed the attached Application for an Amended Order Pursuant to Sections 6(c), 12(d)(1)(J), and 57(c) granting exemptions from Sections 12(d)(1)(A) and (C), 18(a), 21(b), 57(a)(1) — (a)(3), and 61(a) of the 1940 Act and under Section 12(h) of the Securities Exchange Act of 1934, for and on behalf of Triangle Capital Corporation, a Maryland corporation (“Triangle”), Triangle Mezzanine Fund LLLP, a North Carolina limited liability limited partnership (“TMF”), New Triangle GP, LLC, a North Carolina limited liability company (“General Partner”), New Triangle GP, LLC, a Delaware limited liability company (“GP II”), and Triangle Mezzanine Fund II LP, a Delaware limited partnership (“SBIC II”); that he is the President, Chief Executive Officer and Chairman of the Board of Directors of Triangle; that he has been authorized by Triangle, TMF, SBIC II, the General Partner, and GP II to execute the attached Application in the name of and/or on behalf of Triangle, TMF, SBIC II, the General Partner, and GP II; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Garland S. Tucker, III
	Name:	Garland S. Tucker III
	Title:	President, Chief Executive Officer and Chairman of the Board of Directors of Triangle Capital Corporation
	Date:	May 11, 2010

EXHIBIT B
JOINT RESOLUTIONS
OF THE BOARDS OF DIRECTORS OF
TRIANGLE CAPITAL CORPORATION AND TRIANGLE MEZZANINE FUND LLLP
     WHEREAS, the Company, the Fund, and the Fund’s general partner, New Triangle GP, LLC (the “General Partner”), previously filed a joint exemptive application with the SEC requesting an order under Sections 6(c), 12(d)(1)(J), and 57(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 12(d)(1)(A) and (C), 18(a), 21(b), 57(a)(1)-(a)(3), and 61(a) of the 1940 Act, under Section 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit certain joint transactions otherwise prohibited by Section 57(a)(4) of the 1940 Act, and under Section 12(h) of the 1934 Act granting an exemption from Section 13(a) of the Exchange Act (the “Prior Application”);
     WHEREAS, on October 14, 2008, the SEC issued an exemptive order (the “Prior Order”) granting the relief requested by the Prior Application;
     WHEREAS, the Company, as the sole manager of the New GP to be formed, intends to form the New Fund, and may form other direct or indirect wholly-owned subsidiaries in the future; and
     WHEREAS, the Board believes that it is in the best interests of the Company and its stockholders that the Company, on behalf of the New Fund, as well as any future direct or indirect wholly-owned subsidiaries of the Company (the “Subsidiaries,” and each a “Subsidiary”) seek the same exemptive relief for the New Fund and any future Subsidiary that was granted under the Prior Order by filing a new application with the SEC requesting an amendment to the Prior Order (the “Amended Application”) to add the New Fund as an applicant as well as any future Subsidiaries.
     NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company shall be, and each of them hereby is, authorized, empowered, and directed, by and on behalf of the Company, the Fund, the New Fund and any other direct or indirect wholly-owned subsidiary of the Company, to execute and file the Amended Application with the SEC requesting exemption from various sections of the 1940 Act and the Exchange Act, and to execute and file any other applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any other related documents, including but not limited to requests for no action relief or interpretative positions under the Securities Act of 1933, as amended (the “Securities Act”), the 1940 Act or the Exchange Act, or any other applicable federal or state securities laws, as such officers, in their sole discretion, deem necessary, appropriate or advisable in order to effectuate the transactions contemplated therein and the relief sought thereby, on behalf of the Company, the Fund, and the New Fund, or any other current or future Subsidiary, as the case may be.
     FURTHER RESOLVED, that the officers of the Company shall be, and each of them hereby is, authorized, empowered, and directed, by and on behalf of the Company, as the sole member and manager of the General Partner of the Fund and as the sole member and manager of the new general partner of the New Fund, and in such new general partner’s name, to execute and file the Amended Application with the SEC requesting exemption from various sections of the 1940 Act and the Exchange Act, and to execute and file any other applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any other related documents, including but not limited to requests for no action relief or interpretative positions under the Securities Act, the 1940 Act or the Exchange Act, or any other applicable federal or state securities laws, as such officers, in their sole discretion, deem necessary, appropriate or advisable in order to effectuate the transactions contemplated therein and the relief sought thereby, on behalf of such general partners and on behalf of the Fund, the New Fund or any other current or future Subsidiary, as the case may be.

     FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such government bodies, agencies, persons, firms or corporations as the officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.
     FURTHER RESOLVED, that the officers of the Company are hereby authorized, empowered, and directed to take any and all such actions and to execute and deliver any and all other such documents as each may reasonably deem necessary, appropriate or advisable to give effect to the intent of these resolutions.
     FURTHER RESOLVED, that in every instance in the foregoing resolutions where an officer is authorized to take such actions or make such changes to a document as he or she determines to be necessary, desirable or appropriate, then the taking of the action or the execution of such document with such changes shall evidence conclusively his or her determination that such actions or changes to such documents are necessary, desirable or appropriate (as applicable).
     FURTHER RESOLVED, that any and all actions previously taken by any of the officers of the Company in connection with the foregoing resolutions are hereby ratified, approved and confirmed in all respects as and for the acts and deeds of the parties thereto.